October 1, 2019
Via Email
Toshizo Tanaka
Executive Vice President and Chief Financial Officer
Canon Inc.
30-2, Shimomaruko 3-chome
Tokyo 146-8501
Japan

       Re:    Canon Inc.
              Form 20-F for the Fiscal Year Ended December 31, 2018 Filed March 28, 2019
              File No. 1-15122

Dear Mr. Tanaka:

        We refer you to our comment letter dated August 30, 2019, regarding business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                          Sincerely,

                                                          /s/ Cecilia Blye

                                                          Cecilia Blye, Chief
                                                          Office of Global
Security Risk

cc:    Jon Gray, Esq.
       Davis Polk & Wardwell LLP